UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Kimball International, Inc.

(Name of Issuer)

Class B Common $.05 Par Value

(Title of Class of Securities)

494274 10 3

(CUSIP Number)

12-31-01

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494274 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
The Kimball International, Inc. Retirement Plan ..........................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0.....................................................................................................................

		6.	Shared Voting Power 0.................................................................................................................

		7.	Sole Dispositive Power 0..............................................................................................................

		8.	Shared Dispositive Power 0..........................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0...........................................................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)................................

11.	Percent of Class Represented by Amount in Row (9) .0%............................................................................

12.	Type of Reporting Person (See Instructions) EP..........................................................................................

SCHEDULE 13G

CUSIP NO. 494274 10 3

Item 1(a). Name of Issuer

Kimball International, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1600 Royal Street
Jasper, IN 47549

Item 2(a). Names of Persons Filing this Statement:

The Kimball International, Inc. Retirement Plan

Item 2(b). Address or Principal Business Office or, if none, Residence:

1600 Royal Street
Jasper, IN 47549

Items 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Class B Common Stock, $.05 Par Value

Item 2(e). CUSIP Number:

494274 10 3

Item 3. Not applicable

Item 4. Ownership

Amount Beneficially Owned	Percent of Class	(i) Sole Power to Vote or Direct the Vote	(ii) Shared Power to Vote or Direct the Vote	(iii) Sole Power to Dispose or Direct the Disposition of	(iv) Shared Power to Dispose or Direct the Disposition of

0.0%		0	0	0	0

SCHEDULE 13G

CUSIP NO. 494274 10 3

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10. Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Douglas A. Habig

DOUGLAS A. HABIG Chairman Kimball International, Inc. Retirement Plan Advisory Committee

February 8, 2002

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).